SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of MARCH, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                               RYANAIR ANNOUNCES

                  New Low Fare Route between Belgium and Spain
                Brussels-Charleroi - Barcelona-Girona forEUR39.99

           and celebrated 3 million passengers at Brussels-Charleroi

Ryanair, Europe's No.1 low fares airlines, today (Wednesday, 19 March 2003) announced the opening of a new route between Belgium and Spain with a new daily route between Brussels-Charleroi and Barcelona-Girona with fares starting from EUR39.99 one-way including taxes. The Company also celebrated 3 million passengers at Brussels-Charleroi.

Announcing details of the new route, Ryanair's Chief Executive Michael O'Leary said:


        "Ryanair's low fares arrived in Brussels in 1997. Once the public realised how much they were saving compared to the High Fares airlines like Lufthansa, SN Brussels and British Airways we opened a base here in 2001. From today, there's even more opportunities to save money with our new route with passengers saving over 90% on the SN Brussels high fare cost to Barcelona.

        "Since our arrival, we've opened 10 routes from Brussels-Charleroi to key destinations across Europe including London-Stansted, Rome, Carcassonne and Dublin. We've just carried our 3 millionth passenger through Brussels-Charleroi, and we're bringing 900,000 visitors to Belgium per annum.

        "But it's not just the routes that make us the most popular low-fares airline in Europe. We are the Number 1 airline for flights being on time, so passengers know when they fly with us they will get to their destination on time. And we set our own exacting customer standards, such as responding to customer complaints in 7 days, and publish our performance - something the high-fare airlines are afraid to do. All this while continuing to provide the lowest fares in Europe".



         Ryanair Low Fare            Iberia                           Saving
                              (Lowest Published Fare)*
            one-way
                                      one-way

          EUR39.99*                 EUR658.41                            93%


Now,  from  the  1st  of  May,  you  can  fly  between   Brussels-Charleroi  and
Barcelona-Girona forEUR39.99 - saving you an amazing 93% on the equivalent Iberia one-way fare.


                Book online from today at www.ryanair.com

Timetable Information

Flight          From                  To                       Depart         Arrive      Days

FR 6904         Brussels-Charleroi    Barcelona-Girona          10.50          12.40      1234567

FR 6905         Barcelona-Girona      Brussels-Charleroi        13.05          14.55      1234567


Notes to Editors
Brussels-Charleroi Base: Brussels-Charleroi is Ryanair's 6th European base. It opened in April 2001 and currently serves 11 routes and 5 countries: UK (London-Stansted, Liverpool, Glasgow-Prestwick) Ireland (Dublin and Shannon), France (Carcassonne) Italy (Pisa, Milan, Venice, Rome) and Spain
(Barcelona-Girona)

Barcelona-Girona: Ryanair fly the following routes to and from Barcelona Girona:
Frankfurt-Hahn (from 05 Dec 2002), London-Stansted (from 20 Feb 2003), Milan (from 06 Feb 2003) and Dublin (13 March 2002).

*Lowest One way fare, including tax, as at 1 March 2003 for travel on 22-May-2003 between Brussels and Barcelona.

Ends.                                   Wednesday, 19th March 2003

For reference: Paul Fitzsimmons Pauline McAlester

Ryanair Murray Consultants

Tel: 00-353-1-8121228     Tel: 00-353-1-4980300

END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 March, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director